Exhibit (d)(vii)

AMENDMENT TO INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT

This AMENDMENT TO INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT is dated as of February 28, 2011, by and among SUNAMERICA SERIES, INC. (formerly the SunAmerica Focused Series, Inc.), a Maryland corporation (the “Corporation”) and SUNAMERICA ASSET MANAGEMENT CORP., a Delaware Corporation (the “Adviser”).

W I T N E S S E T H:

WHEREAS, the Corporation and the Adviser are parties to an Investment Advisory and Management Agreement dated January 1, 1999, as amended, pursuant to which the Adviser furnishes investment management, advisory and administrative services to the various series of the Corporation, including SunAmerica Strategic Value Portfolio (“Strategic Value Portfolio”) (formerly the Focused Value Portfolio).

WHEREAS, in light of certain changes in the management and policies of the Strategic Value Portfolio that were approved by the Board of Directors (“Board”) of the Corporation at a meeting of the Board held on December 6, 2010, the Adviser has agreed to reduce the fees payable to it under the Investment Advisory and Management Agreement with respect to the Strategic Value Portfolio in the amount set forth herein.

WHEREAS, the Board of Directors of the Corporation has approved this Amendment to Investment Advisory and Management Agreement and it is not required to be approved by the shareholders of the Portfolios.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	Schedule A of the Investment Advisory and Management Agreement is hereby amended to reflect a reduction in the compensation payable to the Adviser thereunder with respect to the Strategic Value Portfolio from an annual rate of 1.00% of average daily net assets to an annual rate of 0.75% of average daily net assets. A copy of the revised Schedule A is attached hereto as Appendix A.

2.	The effective date of this Amendment to Investment Advisory and Management Agreement is February 28, 2011.

3.	The Investment Advisory and Management Agreement, as expressly amended hereto, shall continue in full force and effect.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA SERIES, INC.

By:

Name:	John T. Genoy
Title:	President

SUNAMERICA ASSET MANAGEMENT CORP.

By:

Name:	Peter A. Harbeck
Title:	President & CEO

Appendix A

SCHEDULE A

PORTFOLIO	FEE RATE (as a % of average daily net asset value)

Focused Growth Portfolio	1.00% net assets
Focused Small-Cap Value Portfolio	0.75% net assets
Focused Large-Cap Growth Portfolio	0.75% net assets
Focused Growth and Income Portfolio	0.75% net assets
Focused Technology Portfolio	1.00% net assets
Focused Small-Cap Growth Portfolio	0.75% net assets
Focused Balanced Strategy Portfolio	0.10% net assets
Focused Fixed Income and Equity Strategy Portfolio	0.10% net assets
Focused Equity Strategy Portfolio	0.10% net assets
Focused Fixed Income Strategy Portfolio	0.10% net assets
Focused Multi-Asset Strategy Portfolio	0.10% net assets
Focused Dividend Strategy Portfolio	0.35% of net assets
Focused StarALPHA Portfolio	1.00% net assets
SunAmerica Strategic Value Portfolio	0.75% net assets

SunAmerica Asset Management Corp.

By:

Name: Peter A. Harbeck
Title: President and CEO

SunAmerica Series, Inc.

By:

Name: John T. Genoy
Title:	President

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